Exhibit 99.2

Results for the Quarter ended September 2004 under Consolidated Indian GAAP

Wipro records 79% growth in Profit After Tax

Quarterly Profit After Tax surpasses Rs. 4 billion; Fifth successive quarter of Operating Margin expansion in Global IT business

Bangalore, October 15, 2004 –Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended September 2004.

Highlights:

Results for the Quarter ended September 30, 2004

•	Revenue for the quarter was Rs. 19.8 billion (Rs. 1,979 Crores), an increase of 44% year on year. Profit Before Interest & Tax (PBIT) grew by 88% year on year to Rs. 4.7 billion (Rs. 465 Crores)

•	Profit After Tax grew by 79% year on year to Rs. 4.1 billion(Rs. 412 Crores)

Global IT Services & Products Revenue increased 46% year on year, at Rs. 15.0 billion (Rs. 1502 Crores)

•	Global IT Services & Products PBIT was Rs. 4.1 billion (Rs. 413 Crores) , an increase of 93% year on year, contributed by volume growth and productivity improvements

•	Global IT Services & Products Operating Margin was 28%, an increase of 1% over the quarter ended June 30, 2004

•	Global IT Services & Products added 34 new clients in the quarter (including 3 in IT Enabled services business) .

•	India, Middle East & Asia Pac IT business signs a five year AUD 17 million contract with AXA Australia to provide Application Maintenance and Development Services to support their Wealth Management and Financial Protection products

Outlook for the Quarter ending December 31, 2004

Azim Premji, Chairman of Wipro commenting on the results said “The strong results clearly demonstrate that Wipro is winning in a market where customers are seeking higher value. Our Global IT Services business delivered strong sequential Revenue growth of 12% and improved Operating Margins for the fifth successive quarter. We continue to benefit from the investments made over the last few years. We have good business momentum across our businesses. Coupled with our compelling portfolio of services, this gives us immense confidence on our long term prospects. Looking ahead, for the quarter ending December 2004, we expect our Revenue from our Global IT services business to be approximately $347 million.”

Vivek Paul, Vice Chairman, said “We continue to sustain our growth across all our key verticals and service lines in our Global IT business. Good volume growth and stable pricing environment resulted in Revenues of $327 million, ahead of our guidance of $318 million. Excellent execution and continuing focus on improving productivity helped deliver Operating Margin expansion. In terms of service lines, after a couple of subdued quarters, our Business Process Outsourcing business rebounded strongly with a sequential revenue growth of nearly 20%.”

Suresh Senapaty, Corporate Executive Vice President - Finance said, “Improvement in Operating Margin in our Global IT Services business was driven by better price realization for Onsite projects, an increase in the proportion of Revenues from Offshore projects, and continued operational improvements partially offset by lower utilization primarily due to a net addition of over 5,500 employees to our team, including around 3,300 in our IT Services business. Further, in a move that could significantly improve employee retention and enhance the alignment of employee interests with those of shareholders, we have issued Restricted Stock Units to our key employees.”

Wipro Limited

Revenues for the quarter ended September 30, 2004, were Rs. 19.8 billion (Rs. 1,979 Crores), representing a 44% increase over the previous year. Profit after Tax was Rs. 4.1 billion (Rs. 412 Crores), representing an increase of 79% over Profit after Tax for quarter-ended September 30, 2003. Revenues for the six-months ended September 30, 2004, were Rs. 37.5 billion (Rs. 3748 Crores), representing a 46% increase over the previous year. Profit after Tax for the six-month period was Rs. 7.7 billion (Rs. 769 Crores), a growth of 76%.

Global IT Services and Products

Global IT Services & Products grew its Revenue by 46% over Revenue for corresponding quarter last year to Rs. 15.0 billion (Rs. 1,502 Crores) and PBIT increased by 93% to Rs. 4.1 billion (Rs. 413 Crores). Operating Income to Revenue at 28% increased by 1% sequentially and by 7% year on year. R&D Services contributed 33% of the Revenue of Global IT Services. Enterprise Business contributed 56% of Revenues with the balance 11% being contributed by IT Enabled Services.

We had 37,063 employees as of September 30, 2004, which includes 24,050 employees in the IT Services business and 13,013 employees in the IT Enabled services business. This represents a net addition of 5,546 employees comprising the addition of 3,282 people in the IT Services business and 2,264 people in the IT Enabled services business.

During the quarter, we added new 34 customers comprising 10 customers in R&D Services, 21 customers in Enterprise Services and 3 new customers in the IT Enabled services business.

Global IT Services and Products accounted for 76% of the Revenue and 89% of the PBIT for the quarter ended September 30, 2004.

Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business

For the quarter ended September 30, 2004, Wipro Infotech recorded Revenues of Rs. 3,004 Million a growth of 41% and Profit before Interest and Tax of Rs. 220 Million a growth of 57%. Services business contributed to 37% of total Revenue during the quarter. Services revenues grew by 69% compared to the previous year, fuelled by growth in Infrastructure Management Services, System Integration, Software Solutions and Consulting. Products business grew by 28% by value. The APAC and ME revenues for the quarter grew by 160% year on year.

Key Wins include a five -year contract for $17m with AXA Australia and a contract with LIC for implementation of an enterprise wide corporate active data warehousing solution. We won 26 Infrastructure Management Services contracts, 17 Systems Integration Contracts, 19 Software projects and 25 Consulting contracts during the quarter across India, AP AC and Middle East

For the third consecutive year, Wipro Infotech has been ranked as the Best Indian Brand by PC Quest magazine for the year 2003-04.

Wipro Infotech accounted for 15% of Revenue and 5% of the PBIT for the quarter ended September 30, 2004 .

Wipro Consumer Care & Lighting

Wipro Consumer Care and Lighting business recorded Revenue of Rs. 1,160 million with PBIT of Rs. 167 million contributing 6% of total Revenue and 4% of the Profit before Interest and Taxes for the quarter. PBIT to Revenue was 14% for the quarter.

Wipro Limited

For the quarter ended September 30, 2004 , the annualized Return on Capital Employed in Global IT Services was 73%, Wipro Infotech was 42%, Consumer Care and Lighting was 89%. At the Company level, the Return on Capital Employed was 42%, lower due to inclusion of cash and cash equivalents of Rs. 20.4 billion (Rs.2,037 Crores) in Capital Employed (44% of Capital Employed).

For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended September 30, 2004 was Rs. 3.8 billion (Rs.384 Crores), an increase of 67% over the profits for the corresponding quarter ended September 30, 2003. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for recording the dilution arising from exercise of employee stock options in Wipro Spectramind, amortization of intangible assets , accounting for deferred stock compensation costs and accounting for forward contracts.

Global IT Services & Products segment Revenues were Rs. 15.0 billion (Rs.1,496 Crores) for the quarter ended September 30, 2004 under US GAAP. The difference of Rs. 64 million is attributable to difference in accounting standards for forward contracts under Indian GAAP and US GAAP.

Quarterly Conference call

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern time) to discuss the company’s performance for the quarter and answer questions sent to the email ID: lakshminarayana.lan@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT Solutions and Services, including Systems Integration, Information Systems Outsourcing, Package Implementation, Software Application Development and Maintenance, and Research and Development services to corporations globally.

In the Indian market, we are a leader in providing IT Solutions and Services for the corporate segment in India offering System Integration, Network Integration, Software Solutions and IT services. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wiprocorporate.com, www.wipro.com and www.wipro.co.in

US GAAP financials

Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0056
Fax: +91-80-2844 -0051	+91-80-2844-0350
lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com

Forward looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

# Tables to follow

WIPRO LIMITED, CONSOLIDATED

AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & SIX MONTHS ENDED SEPTEMBER
30, 2004

Rs. in Million

	Quarter ended September 30,			Six months ended September 30,			Year ended
			Growth			Growth	March 31,
Particulars	2004	2003	%	2004	2003	%	2004
Segment Revenue
Global IT Services and Products	15,020	10,300	46%	28,456	19,555	46%	43,575
India & AsiaPac IT Services and Products	3,004	2,138	41%	5,701	3,740	52%	9,762
Consumer Care and Lighting	1,160	882	32%	2,207	1,680	31%	3,649
Others	601	425	41%	1,112	760	46%	1,826

TOTAL	19,785	13,745	44%	37,476	25,735	46%	58,812

Profit before Interest and Tax (PBIT)
Global IT Services and Products	4,132	2,140	93%	7,754	4,060	91%	9,539
India & AsiaPac IT Services and Products	220	140	57%	356	232	53%	792
Consumer Care and Lighting	167	137	22%	320	274	17%	551
Others	131	53	147%	139	109	28%	277

TOTAL	4,650	2,470	88%	8,569	4,675	83%	11,159

Interest and Other Income	159	197		413	343		873

Profit Before Tax	4,809	2,667	80%	8,982	5,018	79%	12,032

Income Tax expense	(702)	(360)		(1,313)	(592)		(1,681)

Profit before equity in earnings / (losses) of Affiliates and minority interest	4,107	2,307	78%	7,669	4,426	73%	10,351
Equity in earnings of affiliates	32	6		62	(48)		23
Minority interest	(22)	(11)		(44)	(14)		(59)

PROFIT AFTER TAX	4,117	2,302	79%	7,687	4,364	76%	10,315

Operating Margin
Global IT Services and Products	28%	21%		27%	21%		22%
India & AsiaPac IT Services and Products	7%	7%		6%	6%		8%
Consumer Care and Lighting	14%	16%		14%	16%		15%

TOTAL	24%	18%		23%	18%		19%

CAPITAL EMPLOYED *
Global IT Services and Products	23,342	19,210		23,342	19,210		21,732
India & AsiaPac IT Services and Products	1,842	1,236		1,842	1,236		1,941
Consumer Care and Lighting	721	538		721	538		596
Others	20,901	18,695		20,901	18,695		14,498

TOTAL	46,806	39,679		46,806	39,679		38,767

CAPITAL EMPLOYED COMPOSITION
Global IT Services and Products	50%	49%		50%	49%		56%
India & AsiaPac IT Services and Products	4%	3%		4%	3%		5%
Consumer Care and Lighting	2%	1%		2%	1%		2%
Others	44%	47%		44%	47%		37%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
Global IT Services and Products	73%	44%		69%	43%		47%
India & AsiaPac IT Services and Products	42%	42%		38%	40%		53%
Consumer Care and Lighting	89%	98%		97%	90%		86%

TOTAL	42%	26%		40%	25%		30%

*	This includes cash and cash equivalents of Rs. 20,374 (2004: Rs. 21,760 & 2003: Rs. 17,475).

7

Notes to segment report:

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

(Rs. in Million)

	Quarter ended September 30,				Six months ended September 30,
Geography	2004	%	2003	%	2004	%	2003	%
India	4,356	22%	3,296	24%	8,368	22%	5,973	23%
USA	10,441	53%	7,347	53%	19,736	53%	13,855	54%
Rest of the World	4,988	25%	3,102	24%	9,372	25%	5,907	23%

Total	19,785	100%	13,745	100%	37,476	100%	25,735	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	As of September 30, 2004, forward contracts to the extent of USD 263 Mn have been assigned to the foreign currency assets as on the balance sheet date. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated certain forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on rollover / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is grouped under Loans and Advances.

The Company has also entered into option contracts. These option contracts have not been designated as hedge and consequently, they are marked to market at each balance sheet date and the gains / loss is recognized in the profit and loss account of the respective period.

The Company had forward contracts to sell of USD 860 Mn in respect of forecasted transactions as at the balance sheet date. The effect of marking to market and effect on intermediary rollover expiry of the said forward contracts is unfavorable exchange difference of Rs. 1,878 Mn, the final impact of which will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to follow the earlier accounting policy, the profit would have been lower by Rs. 139 Mn for the quarter ended and Rs. 494 Mn for the six months ended September 30, 2004.

5.a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

b)	The company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”

c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.